UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Li-Cycle Holdings Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

50202P105

(CUSIP Number)

Timothy Johnston

Keperra Holdings Limited

c/o Barry L. Fischer

55 East Monroe Street, 37th Floor

Chicago, IL 60603

(312) 580-2201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Timothy Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,312 Common Shares*
	8	SHARED VOTING POWER 1,330,895 Common Shares
	9	SOLE DISPOSITIVE POWER 50,312 Common Shares*
	10	SHARED DISPOSITIVE POWER 1,330,895 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,207 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-IN

*

Of the total amount of common shares without par value of Li-Cycle Holdings Corp. (the “Common Shares”), a corporation organized under the laws of the Province of Ontario, Canada (the “Issuer”), beneficially owned by Timothy Johnston (“Timothy Johnston” or “Mr. Johnston”) as of July 11, 2024, (1) 50,312 Common Shares were owned directly, and (2) 1,330,895 Common Shares were owned by Keperra Holdings Limited, a corporation organized under the laws of the Province of Ontario, Canada and successor to Keperra Holdings Ltd., a Guernsey corporation (“Keperra Holdings”). Mr. Johnston is the sole shareholder of Keperra Holdings. In addition, Mr. Johnston has vested options to acquire 32,943 Common Shares, which includes options to acquire (i) 14,726 Common Shares at a price of US $87.44 per share until August 10, 2031, (ii) 7,675 Common Shares at a price of US $60.64 per share until January 31, 2032, and (iii) 10,542 Common Shares at a price of US $46.16 per share until January 27, 2033.

**

Calculations of percentage ownership in this Schedule 13D/A are based upon a total of 22,495,754 Common Shares of the Issuer outstanding as of June 3, 2024, as reported on the Issuer’s Form 8-K filed by the Issuer on June 4, 2024 (the “Share Consolidation Form 8-K”). As disclosed on the Share Consolidation Form 8-K, on June 3, 2024 the Issuer effectuated a share consolidation of all the Common Shares of the Issuer at a ratio of one post-consolidation Common Share for every eight pre-consolidation Common Shares (the “Share Consolidation”). All share amounts and prices per share in this Amendment reflect the Share Consolidation. In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

CUSIP No. 50202P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Keperra Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,330,895 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,895 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,895 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%** of Common Shares
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	1,330,895 Common Shares were beneficially owned as of July 11, 2024 by Keperra Holdings. Mr. Johnston is the sole shareholder of Keperra Holdings.
**

Calculations of percentage ownership in this Schedule 13D/A are based upon a total of 22,495,754 Common Shares of the Issuer outstanding as of June 3, 2024, as reported on the Issuer’s Form 8-K filed by the Issuer on June 4, 2024 (the “Share Consolidation Form 8-K”). As disclosed on the Share Consolidation Form 8-K, on June 3, 2024 the Issuer effectuated a share consolidation of all the Common Shares of the Issuer at a ratio of one post-consolidation Common Share for every eight pre-consolidation Common Shares (the “Share Consolidation”). All share amounts and prices per share in this Amendment reflect the Share Consolidation. In accordance with the rules of the SEC governing beneficial ownership, the calculation of percentage ownership includes Common Shares that the Reporting Person has the right to acquire within 60 days but does not include any other Common Shares issuable upon the exercise of any other outstanding options, warrants or similar instruments held by other persons.

This Amendment No. 2 (this “Amendment”) amends and supplements (i) that certain statement on Schedule 13D, which was filed on August 16, 2021 (the “Original Statement”) with the Securities and Exchange Commission (the “SEC”) jointly by (1) Timothy Johnston, (2) Keperra Holdings Limited, a corporation organized under the laws of the Province of Ontario, Canada and successor to Keperra Holdings Ltd., a Guernsey corporation (“Keperra Holdings”), which was previously controlled by Mr. Johnston through Artemis Nominees Limited (“Artemis Nominees”), which previously held legal title to 100 shares of Keperra Holdings as nominee and trustee for Mr. Johnston, and (3) Artemis Nominees, a corporation organized under the laws of Guernsey, which was a nominee of and trustee for Mr. Johnston (together, the “Previous Reporting Persons”), and relates to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp. (the “Issuer”), as amended by (ii) that certain statement on Schedule 13D/A, which was filed on May 22, 2023 (the “Previous Amendment”) with the SEC jointly by (1) Timothy Johnston, and (ii) Keperra Holdings (the Original Statement, as amended by the Previous Amendment, the “Amended Statement”).

The principal executive office of the Issuer is located at 207 Queens Quay West, Suite 590, Toronto, ON M5J 1A7. Information contained in the Amended Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

ITEM 2.	IDENTITY AND BACKGROUND

Item 4(c) of the Amended Statement are amended and restated to read as follows:

(c) The principal executive office of the Issuer is located at 207 Queens Quay West, Suite 590, Toronto, ON M5J 1A7. The principal business of Keperra Holdings is investment. Mr. Johnston is the sole shareholder of Keperra Holdings.

Mr. Johnson had served as the Executive Chairman and as a director of the Issuer. As described in the Issuer’s Forms 8-K dated March 26, 2024 and May 8, 2024 and the Issuer’s Form 8-K/A dated May 8, 2024 (collectively, the “Departure Forms 8-K”) and the Severance Agreement by and between the Issuer and Timothy Johnston incorporated as Exhibit 10.1 to the Form 8-K dated May 8, 2024 (the “Severance Agreement”), Timothy Johnston ceased serving as the Executive Chairman of the Issuer as of March 26, 2024, but continued to work for the Issuer in a non-executive role, which role ceased on May 31, 2024.

In addition, as disclosed in the Issuer’s Form 8-K dated May 15, 2024, Mr. Johnston notified the Chair of the Nominating and Governance Committee of the board of directors of the Issuer (the “Board”) and the other members of the Board of Mr. Johnston’s intention to resign as a director of the Company in connection with the conclusion of his employment, subject to Mr. Johnston’s valid re-election as a director of the Issuer at the Issuer’s 2024 annual and special meeting of stockholders, which occurred on May 23, 2024.

On May 31, 2024, Mr. Johnston’s employment with the issuer ceased pursuant to the Severance Agreement, and on that day Mr. Johnston resigned as a director of the Board.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 4 of the Amended Statement is hereby amended and supplemented by adding the following information:

This Amendment is being filed in connection with the Reporting Persons’ July 9, 2024 agreement with Canaccord Genuity LLC (“Canaccord”) to sell on the open market, on behalf of the Reporting Persons, up to 1,380,895 shares of Common Shares of the Issuer currently held by the Reporting Persons in an indeterminate number of sales and at an indeterminate sale price per share of Common Share (each as negotiated pursuant to the agreement between the Reporting Persons and Canaccord) (the “Sale Transactions”) in order to effectuate such sales in an orderly manner on the New York Stock Exchange (the “NYSE”). The Reporting Persons entered into the Sales Transactions in part to satisfy certain tax obligations related to the Reporting Persons’ ownership of the Common Shares, and Mr. Johnston’s desire to become more diversified in the Reporting Persons’ investments as Mr. Johnston pursues other business endeavors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), 5(b) and 5(c) of the Amended Statement are amended and restated to read as follows:

(a) As of July 11, 2024, Mr. Johnston may be deemed to beneficially own an aggregate of 1,381,207 Common Shares of the Issuer, representing approximately 6.1% of the outstanding Common Shares, consisting of (1) 50,312 Common Shares directly owned by Mr. Johnston, which excludes RSUs that would have vested after May 31, 2024 (the effective date of Mr. Johnston’s separation from the Issuer as a member of the Board), as pursuant to their terms all unvested RSUs will be forfeited on that date, (2) 1,330,895 Common Shares directly owned by Keperra Holdings. In addition, Mr. Johnston has vested options to acquire 32,943 Common Shares which remain outstanding. As of July 11, 2024, Keperra Holdings was the record owner of 1,330,895 Common Shares and may be deemed to beneficially own an aggregate of 1,330,895 Common Shares, representing approximately 5.9% of the outstanding Common Shares.

(b) As of July 11, 2024, Mr. Johnston has:

•	sole power to vote or direct the vote of 50,312 Common Shares;
•	shared power to vote or direct the vote of 1,330,895 Common Shares;
•	sole power to dispose or direct the disposition of 50,312 Common Shares, subject to the VPF Transaction; and
•	shared power to dispose or direct the disposition of 1,330,895 Common Shares, subject to the VPF Transaction.

As of July 11, 2024, Keperra Holdings has:

•	sole power to vote or direct the vote of 0 Common Shares;
•	shared power to vote or direct the vote of 1,330,895 Common Shares;
•	sole power to dispose or direct the disposition of 0 Common Shares, subject to the VPF Transaction; and
•	shared power to dispose or direct the disposition of 1,330,895 Common Shares subject to the VPF Transaction.

(c) Except as otherwise described in Item 3, Item 4 and Item 6 and elsewhere in the Amended Statement, and the Sales Transactions set forth below, by Canaccord, no transactions in the Common Shares of the Issuer were effected by the Reporting Persons during the past 60 days:

Reporting Person	Date of Sale Transaction	Amount of Common Shares Sold	Price per Common Share		Transaction
Keperra Holdings	7/10/2024	25,000	$4.2562	(1)	Open-Market Sale
Keperra Holdings	7/11/2024	25,000	$4.1738	(2)	Open-Market Sale

(1)	Reflects a weighted average sale price of $4.2562 per share, at prices ranging from $4.1050 to $4.7100 per share.
(2)	Reflects a weighted average sale price of $4.1738 per share, at prices ranging from $4.0800 to $4.2900 per share.

The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares sold at each separate price for the Sale Transactions reported in this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Statement is hereby amended by adding the following:

Sale Transactions

On July 9, 2024, the Reporting Persons entered ento an agreement with Canaccord for the Sale Transactions.

The information set forth in Item 3 and Item 4 of the Amended Statement, as amended hereby, is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Amended Statement is hereby amended and restated to read as follows:

Exhibit No.	Description

10.1	Investor and Registration Rights Agreement, dated August 10, 2021, by and among Li-Cycle Holdings Corp. and the parties named therein (filed as Exhibit 10.5 to the Issuer’s 20-F, dated as of August 16, 2021, and incorporated herein by reference).

10.2	Li-Cycle Holdings Corp. 2021 Incentive Award Plan Sub-Plan for Canadian Participants (filed as Exhibit 99.4 to the Issuer’s Registration Statement on Form S-8, dated as of December 9, 2021, and incorporated herein by reference).

10.3	Master Terms and Conditions for Prepaid Variable Share Forward Transactions between Citibank, N.A. and Keperra Holdings Limited, dated as of May 19, 2023 (filed with the Reporting Persons’ Schedule 13D/A dated May 22, 2023, and incorporated herein by reference).

10.4	Pledge and Security Agreement between Citibank, N.A. and Keperra Holdings Limited, dated as of May 19, 2023 (filed with the Reporting Persons’ Schedule 13D/A dated May 22, 2023, and incorporated herein by reference).†

10.5	Separation Agreement, dated March 26, 2024, as amended April 29, 2024, by and between Li-Cycle Corp. and Tim Johnston (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated as of December 9, 2021, and incorporated herein by reference). ††

99.1	Joint Filing Agreement, dated as of August 16, 2021, by and among Timothy Johnston, Keperra Holdings Limited and Artemis Nominees Limited. (filed with the Reporting Persons’ Schedule 13D dated August 16, 2021, and incorporated herein by reference).

†

Certain exhibits and schedules to this exhibit were previously omitted pursuant to Item 601(a)(5) of Regulation S-K. The Reporting Persons hereby agree to furnish a copy of any omitted exhibits or schedules to the SEC upon request.

††

As noted in the Form 8-K described above, pursuant to Item 601(b)(10)(iv) of Regulation S-K, portions of this exhibit were previously omitted because Li-Cycle Holdings Corp. customarily and actually treats the omitted portions as private or confidential, and such portions are not material and would likely cause it competitive harm if publicly disclosed. In that filing, Li-Cycle Holdings Corp. agreed to supplementally provide an unredacted copy of this exhibit to the SEC or its staff upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2024

Timothy Johnston

By:	/s/ Timothy Johnston
Name: Timothy Johnston

Keperra Holdings Limited

By:	/s/ Timothy Johnston
Name: Timothy Johnston
Title: President